Exhibit (h)(3)(a)

AMENDMENT No. 4 TO EXPENSE LIMITAION AGREEMENT

Reference is made to that certain Expense Limitation Agreement dated March 17, 2019 (the “ELA”), as amended, by and between the Centaur Mutual Funds Trust (formerly known as the Tilson Investment Trust), a Delaware statutory trust (the "Trust’’), on behalf of the DCM/INNOVA High Equity Income Innovation Fund (formerly known as the DCM/INNOVA High Dividend Income Innovation Fund, and formerly known as the Centaur Total Return Fund, and formerly known as the Tilson Dividend Fund), a series of shares of the Trust (the "Fund“), and DCM Advisors, LLC, a Delaware limited liability company (hereinafter referred to as "Advisor").

WHEREAS, the Trust and the Advisor desire to amend the Expense Limitation Agreement to make the changes as set forth below;

NOW, THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Trust and the Advisor agree as follows:

1.	Section 2 of the Expense Limitation Agreement is deleted and replaced with the following:

2.	Term and Termination of Agreement

This Agreement with respect to the Fund shall continue in effect until December 31, 2022, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement ("Non-Interested Trustees"). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon delivery of written notice at least ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.

All other terms, conditions, representations and warranties contained in the ELA remain in effect.

Agreed to by my hand as of December 16, 2021.

DCM ADVISORS, LLC		CENTAUR MUTUAL FUNDS TRUST

By:	/s/ Marc R. Rappaport	By:	/s/ David R. Carson

	Marc R. Rappaport		David R. Carson
	Chief Executive Officer		President